UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.

401(k) TRUST

AND PLAN

FINANCIAL

STATEMENTS

DECEMBER 31,

2017 AND 2016

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Report of Independent Registered Public Accounting Firm

Audit Committee

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Cleveland, Ohio

June 27, 2018

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016
ASSETS

Investments, at fair value	$828,122,217	$696,306,811

Receivables
Notes receivable from participants	9,198,688	8,875,375
Employer’s contribution	453,753	422,364
Participants’ contributions	825,848	774,537

	10,478,289	10,072,276

NET ASSETS AVAILABLE FOR BENEFITS	$838,600,506	$706,379,087

See accompanying notes to financial statements.

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RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2017

Additions To Net Assets Attributed To:

Contributions
Participants	$34,461,299
Employer	17,933,067
Rollover	6,005,037	$58,399,403

Investment Income
Interest, dividends and other	9,343,449
Unrealized gain on investments	87,694,842
Realized gain on sale of investments	33,741,795	130,780,086

Interest on notes receivable from participants		396,992

		189,576,481

Deductions from Net Assets Attributed To:

Benefits paid to participants	57,164,080
Administrative expenses	190,982	57,355,062

Net Increase		132,221,419

Net Assets Available for Benefits:

Beginning of year		706,379,087

End of year		$838,600,506

See accompanying notes to financial statements.

4

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the RPM International Inc. 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on June 1, 1996, is a defined contribution retirement savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

5

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Eligibility

Employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Unless elected otherwise, employees are automatically enrolled into the Plan at a pre-tax contribution rate of 3% as of the first payroll beginning after eligibility requirements are met.

Contributions

Participants may contribute up to 50% of their gross annual compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Plan is a Safe Harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate between 4.00% and 9.25% as determined by the Plan Sponsor at the date of issuance. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts or regular installments over any period not to exceed ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a

6

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Expenses

During 2017, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

7

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access.

Level 2	Inputs to the valuation methodology include:
● Quoted prices for similar assets or liabilities in active markets;
● Quoted prices for identical or similar assets or liabilities in inactive markets;
● Inputs other than quoted prices that are observable for the asset or liability;
● Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual Funds: Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.

Common Stock Fund: The Common Stock Fund is a unitized fund. The fund consists of common stock and common/collective trusts and is valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restriction on redemptions.

8

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Common/Collective Trusts: Valued using the NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

Insurance Contracts: Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

Investment at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Mutual Funds	$710,574,114	$-	$-	$710,574,114
Insurance Policies	-	-	33,931	33,931

Total Assets in the fair value hierarchy	710,574,114	-	33,931	710,608,045
Investments measured at NAV (a)				117,514,172

Investments at Fair Value	$710,574,114	$-	$33,931	$828,122,217

Investments at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Mutual Funds	$570,396,638	$-	$-	$570,396,638
Insurance Policies	-	-	44,370	44,370

Total Assets in the fair value hierarchy	570,396,638	-	44,370	570,441,008
Investments measured at NAV (a)				125,865,803

Investments at Fair Value	$570,396,638	$-	$44,370	$696,306,811

(a) In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

9

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2017:

Insurance
Policies

Balance, beginning of year	$44,370
Unrealized losses relating to instruments still held at the reporting date	(10,439)

Balance, end of year	$33,931

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Generally Accepted Accounting Principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - Related Party and Parties-in-Interest Transactions

The Wells Fargo Stable Return Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $190,982 for the year ended December 31, 2017.

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RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F - Related Party Transactions (continued)

In addition, at December 31, 2017, the Plan held shares of RPM International Inc. common stock valued at $43,641,380. At December 31, 2016, the Plan held shares of RPM International Inc. common stock valued at $47,041,445. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE H - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2017, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no events that were required to be recognized or disclosed except for the fact that the Plan’s Trustee and Recordkeeper became Fidelity Management Trust Company effective June 1, 2018.

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RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b)	(c)	(e)

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2017

	Registered Investment Companies
	Fidelity Contrafund	Registered investment company	$93,973,317
	Harbor Capital Appreciation Instl	Registered investment company	89,243,156
	American Washington Mutual Investors Fund	Registered investment company	62,498,436
	Janus Balanced Fund	Registered investment company	54,605,468
	Vanguard Instl Index Fund	Registered investment company	46,687,286
	Vanguard Target Retirement 2040 Fund	Registered investment company	42,987,365
	Vanguard Midcap Index	Registered investment company	41,021,478
	VOYA Midcap Opportunities	Registered investment company	40,801,724
	Dodge & Cox International Stock Fund	Registered investment company	31,027,748
	Vanguard Target Retirement 2030 Fund	Registered investment company	27,128,027
	Vanguard Target Retirement 2025 Fund	Registered investment company	25,008,744
	Vanguard Target Retirement 2020 Fund	Registered investment company	24,036,082
	Vanguard Small Cap Index SIG	Registered investment company	17,071,158
	Fidelity Advisor Government Investment Fund	Registered investment company	16,871,645
	Prudential Total Return Bond Fund	Registered investment company	16,694,855
	Vanguard Target Retirement 2035 Fund	Registered investment company	16,633,693
	American Europacific Growth Fund	Registered investment company	16,449,822
	Vanguard Target Retirement 2045 Fund	Registered investment company	11,637,650
	Vanguard Target Retirement 2050 Fund	Registered investment company	8,774,292
	Vanguard Target Retirement 2015 Fund	Registered investment company	6,978,345
	Vanguard Target Retirement 2055 Fund	Registered investment company	6,348,803
	Vanguard Total Bond Market Index Fund	Registered investment company	4,342,986
	Templeton Global Total Return	Registered investment company	3,135,440
	Vanguard Total International Index Fund	Registered investment company	3,114,476
	Vanguard Target Retirement Fund	Registered investment company	2,369,259
	Vanguard Target Retirement 2060 Fund	Registered investment company	1,132,859

	Total Registered Investment Companies		710,574,114

	Common / Collective Trust
*	Wells Fargo Stable Return Fund	Common/collective trusts	72,105,675

	Company Stock Fund
*	RPM International Inc. Stock Fund	Company stock	43,641,380
*	Wells Fargo Stable Return Fund	Common/collective trusts	1,767,117

	Total Company Stock Fund		45,408,497

	Life Insurance
	Northwestern Mutual Life Insurance	Life insurance	33,931

	Total Investments		$828,122,217

*	Notes receivable from participants	Loans (4.00% to 9.25%)	$9,198,688

*	Denotes an allowable party in interest

Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

See accompanying notes to financial statements

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President - Corporate
Benefits & Risk Management

Date: June 27, 2018